Exhibit 2.3

GB8 Residential LLC

SHARE DESIGNATION

Class A Common Shares

The undersigned, being the Manager of GB8 Residential LLC, a Delaware limited liability company (the “Company''), hereby adopts the following as a “Share Designation” pursuant to Section 3.2(a) of the Limited Liability Company Operating Agreement, dated April 12, 2023, of the Company (the “LLC Agreement”):

1.    Definitions. Capitalized terms that are not defined in this Share Designation shall have the meanings given to them in the LLC Agreement.

2.    Authorization of Classes. The Company shall have the authority to issue up an unlimited number of Common Shares, having no par value, with the rights, preferences, powers, privileges and restrictions, qualifications and limitations set forth in this Share Designation for Class A Common Shares.

3.    Distributions.

3.1.  Definitions. The following definitions shall apply for purposes of this Section 3:

(a)	“Class A Capital Contributions” means, as of the date of any distribution of Operating Cash Flow to Holders of Class A Common Shares, the aggregate Capital Contributions attributable to the Class A Common Shares then outstanding.

(b)	“Class A Common Operating Cash Flow” means with respect to each amount of Operating Cash Flow that the Manager determines to distribute to all Holders of Shares, the product of (a) the amount of Operating Cash Flow to be distributed, multiplied by (b) a fraction, the numerator of which is the amount of Class A Capital Contributions and the denominator is the aggregate amount of all Capital Contributions from all Holders of Shares in the Company.

(c)	“Class A Common Preferred Return” means, as of the date of any distribution of Operating Cash Flow to Holders of Class A Common Shares, a cumulative non-compounded annual return on Class A Unreturned Invested Capital of five percent (5%).

(d)	“Class A Common Unpaid Preferred Return” means, as of the date of any distribution of Operating Cash Flow the amount of the accrued Class A Common Preferred Return less the aggregate distributions of Class A Common Preferred Return under Section 3.2(a) of this Share Designation.

(e)	“Class A Common Unreturned Capital” means, with respect to a Class A Common Share, the greater of (a) zero (0), and (b) the difference obtained by subtracting the sum of all distributions made with respect to such Class A Common Share under Section 3.3 of this Share Designation from the Capital Contribution attributable to the Class A Common Share.

(f)	“Class A Net Capital Proceeds” means, as of the date of any distribution of Net Capital Proceeds to Holders of Class A Common Shares that the Manager determines to distribute to all Holders of Shares, the product of (a) the amount of Net Capital Proceeds to be distributed to all Holders of Shares, multiplied by (b) a fraction, the numerator of which is the amount of Class A Capital Contributions and the denominator is the aggregate amount of all Capital Contributions from all Holders of shares in the Company.

(g)	“Class A Unreturned Invested Capital” means, as of any date, the aggregate sum of the Class A Common Unreturned Capital for all Class A Common Shares.

(h)	“Holder” means a holder of any Share, of any Class.

(i)	“Net Capital Proceeds” means the proceeds from any Capital Transaction minus (i) the expenses the Company incurs with respect to the Capital Transaction (excluding the Performance Fee payable pursuant to Section 3.3 below, (ii) any repayments of debt made in connection with the Capital Transaction, (iii) brokerage commissions, and (iv) other costs customarily taken into account in calculating net proceeds, and after establishing such reserves against future needs as the Manager shall determine, including any amount the Manager elects to reinvest in Property or other assets.

(j)	“Operating Cash Flow” means the cash flow from the operations of the Company other than Capital Contributions, proceeds from borrowings and Net Capital Proceeds taking into account all revenue and all expense (including but not limited to debt service, the fees and charges payable to the Manager and its affiliates, but excluding the Subordinated Asset Management Fee payable pursuant to Section 3.2(b) below, and the Property Management Fee), and after establishing such reserves against future needs as the Manager shall determine.

(k)	“Property” means a property owned by the Company.

3.2   Distributions of Operating Cash Flow. Within thirty (30) days after the end of each calendar year, or at such other more frequent intervals as the Manager shall determine, the Company shall distribute Class A Common Operating Cash Flow as follows:

(a)	First, an amount equal to the Class A Common Unpaid Preferred Return shall be distributed to the Holders of Class A Common Shares on a pro rata basis based on the respective Class A Common Unreturned Capital of the Shares held by such Holders and, if the amount is not sufficient to pay the Class A Common Unpaid Preferred Return in full, the amount shall be distributed to the Holders of Class A Common Shares on the same pro rata basis.

(b)	Second, any remaining Class A Common Operating Cash Flow shall be distributed as a Subordinated Asset Management Fee to the Manager.

3.3   Distribution of Net Capital Proceeds. Class A Common Net Capital Proceeds shall be distributed from time to time, as determined by the Manager in its sole discretion, seventy percent (70%) to the Holders of Class A Common Shares on a pro rata basis based on the number of Class A Shares owned by the respective Holder and thirty percent (30%) as a Performance Fee to the Manager.

4.    Price. All Class A Common Shares shall be offered for $10.00 for each Share.

5.    Other Rights. All Class A Common Shares shall otherwise have the same voting and other rights as provided in the LLC Agreement of the Company for Common Shares.

6.    Amendment of Rights. The Company shall not amend, alter or repeal the preferences, special rights or other privileges of the Class A Common Shares so as to affect adversely the Class A Common Shares vis-à-vis any other class of Shares, without the consent of the Holders of a majority of the then-outstanding Class A Common Shares.

7.    Other Classes. The Company may issue one or more series of Shares with rights superior to those of the Class A Common Shares, provided that such Shares may not be owned by Manager, Sponsor or their Affiliates.

8.    Preemptive Rights. The Holders of Class A Common Shares shall have no preemptive rights or other rights to subscribe or purchase additional securities of the Company.

GB8 Residential LLC

By:	Pacific Oak Residential, Inc.
As Manager

By:	/s/ Michael Gough
Name: Michael Gough Title: President and CEO

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